EXHIBIT 11

                        APA OPTICS, INC.
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

                    Statement RE: Computation
                      of Per Share Earnings


                                      Three months ended
                                            June 30,
                                       1996          1995
Average common
  shares outstanding                8,000,784     7,381,792


Dilutive stock options
  and warrants (A)                     ---           ---


Total                               8,000,784     7,381,792


Net income (loss)                   $ (63,517)    $( 16,487)


Per share amount                        $(.01)        $(.00)

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(A) Calculated using the "treasury stock" method.